UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ADVANCED VOICE RECOGNITION SYSTEMS, INC.

___________________________

(Name of Issuer)

 Common Stock, par value $.001 per share

(Title of Class of Securities)

00767C106

 (CUSIP Number)

Walter Geldenhuys

112 E. Spruce Street

Mitchell, SD 57301

(605) 996-5300

__________________________________________________________________

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 18, 2008

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00767C106              13D

____________________________________________________________________________________________________________________________________________________________________

1)     NAME OF REPORTING PERSONS (1)

        WalterGeldenhuys

____________________________________________________________________________________________________________________________________________________________________

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (See Instructions)

                                                                                (a)

                                                                                (b)

____________________________________________________________________________________________________________________________________________________________________

3)     SEC USE ONLY

____________________________________________________________________________________________________________________________________________________________________

4)     SOURCE OF FUNDS (See Instructions)

        OO

____________________________________________________________________________________________________________________________________________________________________

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEMS 2(d) or 2(e)

____________________________________________________________________________________________________________________________________________________________________

6)     CITIZENSHIP OR PLACEOF ORGANIZATION

        South Africa

____________________________________________________________________________________________________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER
52,900,000(1)
	8)	SHARED VOTING POWER
0
	9)	SOLE DISPOSITIVE POWER
52,900,000(1)
	10)	SHARED DISPOSITIVE POWER
0

____________________________________________________________________________________________________________________________________________________________________

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,900,000(1)

____________________________________________________________________________________________________________________________________________________________________

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

____________________________________________________________________________________________________________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.28%

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14)   TYPE OF REPORTING PERSON (See Instructions)

        IN

____________________________________________________________________________________________________________________________________________________________________

(1) As custodian for his daughter, Mr. Geldenhuys may be deemed to have indirect beneficial ownership of 24,000 shares gifted to his daughter.

Schedule 13D

Under the Securities Exchange Act of 1934

This Amendment No. 1 to Schedule 13D is filed solely to report the disposition by Mr. Walter Geldenhuys of shares of common stock, par value $.001 per share (the “Common Stock”) of Advanced Voice Recognition Systems, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 7659 E. Wood Drive, Scottsdale, AZ 85260.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

Between October 1, 2008, and December 22, 2008, Mr. Geldenhuys caused to be transferred by gifts to third parties an aggregate of 3,500,000 shares of Common Stock on the following dates in the amounts set forth below:

Date of Gift          No. of Shares Gifted

10/01/08                       300,000

12/18/08                       1,000,000

12/19/08                       2,000,000

12/22/08                       200,000

Item 5.   Interest in Securities of Issuer

Item 5(c) is amended and restated to read as follows:

(c)   The information required by Item 5(c) is set forth in Item 3 and incorporated herein by reference.

SIGNATURES

The undersigned hereby certifies after reasonable inquiry, that to the best of his knowledge and belief, the information set forth in this statement is true, complete and correct.

February _23_, 2009	/s/ Walter Geldenhuys
WalterGeldenhuys